UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 24, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno 1 February, 2026 STRATEGIC PLAN AND GUIDANCE 2026 February 2026 Classificado como Uso Interno 2 Our Strategic Plan is built around six key initiatives designed to maximize the conversion of revenue into cash ESG: a foundational pillar of our strategy, fully integrated across the entire Company Consolidate our leadership in Latin America, generating value for People, Society, and the Environment Inter -organizational AI Transformation Elevate AI adoption to a truly transformative level by becoming an AI-First organization B2B: Accelerating on a new growth path Accelerate the adoption of “Network as a Service” while expanding our portfolio of IoT solutions and technology offerings. Restructure the operating model to enable scalability. Accelerate revenue from data -monetization initiatives. Broadband: Sustainable growth with optionality for the future Drive operational improvement to support sustained organic growth. Maintain optionality to accelerate broadband expansion as the market evolves. Mobile: A customer-first approach drives profitability Ensure competitiveness across all segments through advanced customer-base management, anchored on three pillars: • Best Network: Continuous enhancement of quality and customer experience • Best Service: Leveraging AI to accelerate the transformation of customer care • Best Offering: Value-driven innovation to support portfolio evolution Reorient the partnership model to accelerate revenue and expand the customer base. Efficiency as a driver of value creation Consistent discipline combined with strategic capital allocation, fueling new growth avenues TIM Brasil Industrial Plan 2026-28 3 Mobile | Ensure competitiveness across all segments by following our 3Bs strategy: Best Network, Best Offer, and Best Service Strategic Target Levers Key Dimensions Network  Excellence: Promote competitive leadership in network coverage, quality and availability.  Perception: Enhance perceived quality by leveraging 5G. Maintaining leadership through smart capital allocation Customer Service  Lifecycle Management: Leverage Agentic AI to transform customer service into customer relationship management. Redesigning the customer service journey with AI at the core Brand  Go Big Go Hacker: Optimize ROI through hyper-personalization and a proprietary content-creator platform, while investing in major events and campaigns. Offer  Differentiation and Perception: Continue evolving the offering by consolidating innovation fronts beyond entertainment and the core portfolio. Channel Shift in perception and efficiency Differentiation and innovation in the pursuit of leadership Increase productivity and conversion across sales channels BEST SERVICE BEST OFFER BEST NETWORK  Combined sales-channel strategy: Selective expansion of physical channels coupled with a strategy to strengthen digital and remote channels. TIM Brasil Industrial Plan 2026-28 4 Mobile| 3Bs Strategy: Key Initiatives for 2026 Fonte: TIM’s Technology Development internal data; OpensignalMobile Network Experience Report –Brazil, Jan/26; Anatel BEST NETWORK  Investments in mid-sized cities Compliance & Regulatory Affairs • Contracts signed with Nokia and Huawei • Swap of 6,500 4G/5G sites across 15 state capitals and metropolitan areas through 2027 • ~12 million customers benefited • +38% increase in 5G coverage • +40% improvement in capacity Network Modernization Network Quality  5G off-load to high-utilization 4G sites  Investments to expand coverage in priority markets Coverage Expansion BEST OFFER Rock in Rio Sponsorship We will remain one of the event’s main sponsors BBB SponsorshipWe are the telco sponsor of Big Brother Brasil (BBB), generating strong engagement across social media 20+ offering initiatives currently in development… Streaming VIP Experience with Priority Traffic Devices and Accessories GenAI Fintech ...and muchmore! BrasileirãoSérie ATIM will sponsor the soccer games broadcast on TV Record (LFU) Engaging with the Brazilian Consumer New Products and Services IVR AI Companion Call center WhatsApp Site “Meu TIM” APP Driving a new era of intelligent customer engagement The AI Companion anticipates customer needs and delivers simple, intelligent human experiences to enhance our service and customer satisfaction. BEST SERVICE TIM Brasil Industrial Plan 2026-28 5 Broadband | In a market that requires consolidation, we are strengthening our operations while preparing for the future Operational fundamentals • Organic growth and churn control, supported by operational improvements • Explore pockets of growth opportunity • Complementary coverage via FWA/Satellite Operational improvement for organic growth Enablers • Improvement in pricing dynamics, even if regionally • Improvement in churn dynamics • Assessment of the impact of convergence on mobile • Assessment of value potential versus complexity Optionality for inorganic moves Impact of the I-System acquisition • Improvements in operational discipline, performance monitoring, and decision-making • +9 MlnHPs (homes passed) • Better end-to-end customer experience • Enabler for potential future inorganic moves (M&As) Opportunities with asset insourcing Classificado como Uso Interno TIM Brasil Industrial Plan 2026-28 6 B2B | Accelerating a new path of growth Accelerating development with a focus on the present Imagining and building the future WE CONNECT WE DIGITIZE WE MAKE IT SMART WE GENERATE VALUE WITH DATA AND AI • Technological modernization•Data, governance, and analytics•Application development•AI applied to business•Managed Services • Industry-specific AI models•Edge Processing•Real-time decisions•Intelligent and secure automation • Multi-industry data platform•Integration with ERP and ecosystems•AI to redesign processes•Monetize data•Smart Decision for CXOs • Reliable, nationwide connectivity•Real-time data•Automation and monitoring•IoT solutions by industry Leader in IoT Tech company Edge computing with SLMs Data & AI company Classificado como Uso Interno 7 AI | Elevate AI adoption to a transformative level by becoming an AI-First organization Domain What we built Ambition for 2026 Artificial Intelligence becomes a cross-cutting imperative, guiding strategic priorities, decisions, and execution across the organization Network • Intelligent maintenance (predictive and preventive)•TCO¹ Optimization•Smart Capex • Zero Touch Network•Automatic Troubleshooting•Optimizationofenergy consumption Customer Service • Cognitive IVR•Speech Analytics•Realtime Transcription Support Functions B2C Legal Examples • Processes with MS Copilot•Special Handling² Automation • Processes 100% powered or assisted by AI in support functions Use Cases How we will scale • Expanding the use case portfolio•Leveraged marketsolutions •Strengthening the database and structures • Redesigning the entire client journey under a new philosophy of Agentic AI•Prioritizing smarter interactions and minimizing human interaction • Progressing with structured change management and a new governance model•Supporting AIadoptionacross the company • AIagentsthroughout the customer journey (e.g. sales, accounts, billing, plans) •AICompanion(digital companion with customized solutions) 1. Total Cost Ownership; 2. AI applied to data collection for legal analysis. Classificado como Uso Interno TIM Brasil Industrial Plan 2026-28 8 Efficiency | Consistent discipline, combined with strategic capital allocation and fueling new growth fronts •Digitalization and expansion of AI adoption•Organizational simplification•Make or buy initiatives•Cost discipline •Renegotiation of tower contracts (e.g. American Tower)•Expansion of RANsharing•Tower space optimization initiatives •Renegotiation of payment terms•Efficient accounts payable management•Inventory Control •Implementing AI in the network domain•Capital network replacement (SWAP)•Traffic offload to 5G•Network efficiency Working Capital OPEX LEASE CAPEX OpCF(R$ Mlnand% YoY) 5.2 6.0 2024 2025 1.OperatingCashFlow("OpCF")representsEBITDA-ALminusCapEx Financial discipline supports robust operating cash flow expansion¹ Efficiency will continue to be central to value creation in the coming years 15.7% Efficiency Levers Classificado como Uso Interno TIM Brasil Industrial Plan 2026-28 9 ESG| Consolidate our leadership in Latin America, generating value for People, Society and the Environment Results and recognitions Pillars Environment Towards the ambitious net zero target • 99.7% of solidwasterecycled or reused•14.6tons of e-waste recovered in 2025 (98% recycled) • 3rdconsecutive year on CDP ClimateChangeA-List•Recognized as a Leader in Supplier Engagement Renewable energy and eco-efficiency • 100% electricity fromrenewable sources•+129% energy efficiency in data traffic (2025 vs 2019) Waste Emissions • Maintain the decarbonization and eco-efficiency pathway • Maintain 100% renewable electricity • Maintain the reuse and recycling of solid waste People & SocietyFostering an inclusive and appreciative culture • Year 5 as the world's most inclusive telco (FTSE Russell Index) • GPTW Brazil certification for the 4th time and GPTW Latin America for the first time•Digital Wave Program Training New Capabilities • 26 Mlnhectares covered with 4G network in rural areas•1stoperator in the country to reach 100% of the neighborhoods of the 27 capitals connected to 5G • Maintain employee engagementand increase inclusionin leadership•Upskillemployees in digitalcapabilities•Expanding connectedhectaresin rural areas Diversity and Inclusion Engagement and Training Digital Inclusion GovernanceOngoing engagement with all stakeholders • The only telco recognized in all B3 sustainability indexes •Most sustainable company in Brazil by ISE B3 (May-Aug 2025 • International Standard •ISO 27001 certified since 2022 in information security management • 1stTelcoto obtain recognition as a Pro-EthicsCompany(CGU), maintained since 2019 • Maintain transparencyand anti-corruptionpractices and standards•Maintain cybersecurity and data protectionpractices and standards•Maintain ESGIndices and Ratings Transparency and ESG Indexes Cybersec. and Data Protection Anti-Corruption Practices and Ethics Commitments 26-28 Classificado como Uso Interno TIM Brasil Industrial Plan 2026-28 10 2026 Guidance | Focus on sustainable growth with an efficient and targeted approach to cash generation and shareholder returns (1)Normalizednumbers;(2)Investmentsexcludeanypotentialnewspectrumassignments;(3)Totalshareholderreturnincludinganyshareholderremunerationeventsrelatedtothe2026fiscalyear.ThisguidanceissubjecttotheperformanceofthebusinessandtheresolutionoftheBoardofDirectorsandtheGeneralShareholders'Meeting;(4)ExpectationsdonottakeintoaccountM&Atransactionsthathavenotbeen100%finalized. Revenue EBITDA Capex Cash Flow Shareholders remuneration³ Service Revenue Growth¹: ~5% (YoY) EBITDA Growth¹:6% –8% (YoY) Nominal Capex²: R$ 4.4 Bln –R$ 4.6 Bln EBITDA-AL Minus Capex1,2Growth: 11% –14% (YoY) R$ 5.3 Bln –R$ 5.5 Bln GOALS SHORT-TERM TARGETS (2026) DRIVERS Real growth, with sustainable dynamics in mobile, recovery of fixed and the development of new sources of revenue Efficiency across opex lines through discipline, digitalization, and the realization of AI-driven gains Efficient capital allocation, with a focus on differentiated quality and technological evolution Advancing the revenue-to-cash conversion engine with a holistic approach to efficiency Expansion of shareholder returns at a fast pace and compatible with cash flow growth

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 24, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer